Exhibit 1.01
The Clorox Company
Conflict Minerals Report
for the Year Ended December 31, 2024
This Conflict Minerals Report (this “Report”) of The Clorox Company (the “Company” or “Clorox”) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the reporting period from January 1, 2024 to December 31, 2024.
Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in Rule 13p-1 are necessary to the functionality or production of those products. The specified minerals at this time are columbite-tantalite (coltan), cassiterite, gold, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (“3TG”). The “Covered Countries” for the purposes of Rule 13p-1 and this Report are the Democratic Republic of the Congo and countries that share an internationally recognized border with the Democratic Republic of the Congo (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola).
Overview
Clorox is a leading multinational manufacturer and marketer of consumer and professional products with approximately 8,000 employees worldwide as of June 30, 2024. Clorox has operations in approximately 25 countries or territories and sells its products in more than 100 markets primarily through mass retailers; grocery outlets; warehouse clubs; dollar stores; home hardware centers; drug, pet and military stores; third-party and owned e-commerce channels; and distributors. Clorox markets some of the most trusted and recognized consumer brand names, including its namesake bleach, cleaning and disinfecting products, Pine-Sol® and Tilex® cleaners; Liquid-Plumr® clog removers; Poett® home care products; Glad® bags and wraps; Fresh Step® cat litter; Kingsford® grilling products; Hidden Valley® dressings, dips, seasonings and sauces; Brita® water-filtration products; Burt’s Bees® natural personal care products; and Natural Vitality®, RenewLife®, NeoCell® and Rainbow Light® vitamins, minerals and supplements. The Company also markets industry-leading products and technologies for professional customers, including those sold under the CloroxProTM and Clorox Healthcare® brand names. About 80% of the Company's sales are generated from brands that hold the No. 1 or No. 2 market share positions in their categories. The Company was founded in Oakland, California in 1913 and is incorporated in Delaware.

Very few of the Company’s products, whether manufactured by the Company or a contract manufacturer, contain 3TG that are necessary to the functionality or production of those products. The products that the Company manufactures or contracts to manufacture that contain 3TG are certain of its water filtration products, laundry additives, personal care and cleaning products.
Description of Reasonable Country of Origin Inquiry
The Company does not directly purchase ore or unrefined 3TG, nor does it have direct relationships with any smelters or refiners. Therefore, the Company relies on its direct suppliers and external manufacturers to provide information on the origin of any 3TG contained in the materials and products they supply to the Company, including the source of any 3TG that they obtain from lower tier suppliers and smelters.
The Company has designed and conducted a good faith reasonable country of origin inquiry to determine whether any of the 3TG contained in its products originated in a Covered Country or whether they are from recycled or scrap sources. For its reasonable country of origin inquiry, the Company used the same processes and procedures as for its due diligence, in particular Steps 1 and 2, described below.
On the basis of the Company’s reasonable country of origin inquiry, the Company concluded that it has reason to believe that some of the 3TG contained in its products may have contained 3TG sourced from the Covered Countries and that were not 100% derived from recycled or scrap sources. The Company therefore conducted further due diligence on the source and chain of custody of the 3TG contained in its products.
Description of Due Diligence
The Company designed its due diligence process based on the due diligence framework set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and for tin, tantalum and tungsten. The Company’s due diligence is described below.
Step 1: Establish Strong Company Management Systems
The Company maintains standards for its suppliers, which are set forth in its Business Partner Code of Conduct (the “Business Partner Code”) and can be found at https://www.thecloroxcompany.com/company/policies-and-practices/codes-of-conduct/. The Business Partner Code requires the Company’s suppliers to implement programs to ensure that products do not contain restricted, banned, or unlawfully taken or traded materials, to disclose to the

Company the supplier’s due diligence efforts to determine whether its supply chain is free of minerals or materials that finance conflict in the Democratic Republic of the Congo and surrounding countries, or from other countries designated as part of a conflict region, and to provide relevant documentation to the Company upon its request. Suppliers are required to confirm whether or not they agree to abide by the Business Partner Code when onboarded, and material changes to the Business Partner Code are communicated to suppliers. Purchase orders and supply contracts generally include provisions relating to compliance with the Business Partner Code, and the Company’s sourcing team will periodically request certain suppliers self-certify as to compliance.
The Business Partner Code provides that anyone who becomes aware of any actual or potential violation of the Business Partner Code or any applicable law by any business partner, or other misconduct, should immediately report such conduct to the Company. Business partners, including their employees, may contact the Company directly via either (1) the Company employee with whom they have a working relationship or (2) the Clorox Compliance Hotline, which allows for confidential reporting where permitted by law.
In conducting its good faith reasonable country of origin inquiry and subsequent due diligence, the Company used a cross-functional team and designated a single Company contact to coordinate and communicate with its suppliers. The Company also has internal management and record-keeping systems for its 3TG inquiries to facilitate the review and assessment of the supplier responses.
Step 2: Identify and Assess Risks in the Supply Chain
The Company’s preliminary risk assessment included a survey of certain purchased raw materials and contract manufacturing arrangements to identify materials and products with a risk of containing 3TG that are necessary to their functionality or production. After identifying the categories of products that might contain necessary 3TG, the Company sent surveys to the suppliers in these product categories. These categories are extremely broad and surveys were sent to a large number of suppliers, including many suppliers that the Company has no reason to believe supply it with products or materials containing 3TG.
This survey requested supplier information using the conflict mineral reporting template (“CMRT”) created by the Responsible Minerals Initiative (“RMI”), formerly the Conflict Free Sourcing Initiative. The Company’s survey included questions relating to:
•confirmation of whether the supplier supplied 3TG to the Company;
•whether any such 3TG were from recycled or scrap sources;

•whether any such 3TG originated from any of the Covered Countries;
•from which country/countries such 3TG originated and what diligence the supplier performed to ensure 3TG do not directly or indirectly finance or benefit armed groups in the Covered Countries; and
•whether the supplier has a conflict-free sourcing policy.
Most suppliers that responded to the survey advised the Company that the materials or products they sold to the Company did not contain 3TG.
A small number of suppliers of materials used in certain of the Company’s water filtration products, laundry additives, personal care and cleaning products, however, responded that the materials they sold to the Company in calendar year 2024 contained 3TG.
Where a supplier indicated that they had supplied the Company with products or materials that may have contained 3TG sourced from the Covered Countries and that were not 100% derived from recycled or scrap sources, the Company reviewed a list of all smelters and refiners identified by such suppliers as in their supply chain to determine if such smelters or refiners had been validated under the Responsible Minerals Assurance Process (“RMAP”) of the RMI, as “conformant” (“RMAP conformant”) or if they are “active.” An RMAP conformant smelter or refiner has successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment. An active smelter or refiner has committed to undergo an RMAP assessment, completed the relevant documents, and scheduled the on-site assessment.
Step 3: Design and Implement a Strategy to Respond to Risks
During the supplier survey period, suppliers received at least one notification, with most suppliers receiving two notifications. We sent three notifications to some suppliers who had not responded within the deadline. The Company also extended the deadline for completion of the survey to allow for more responses. The Company reviewed and cataloged the responses to the survey, as well as other information it received from suppliers regarding their due diligence efforts to identify the countries of origin of any 3TG, as contemplated by the Business Partner Code.
To contact certain suppliers that did not respond to or complete the survey, the Company conducted due diligence by following up via email with these suppliers to solicit a response.
Step 4: Carry out Independent Third Party Audit of Smelters/Refiners Due Diligence Practices

The Company does not have direct relationships with smelters or refiners and does not perform or specify audits of those entities upstream in its supply chain. Instead, the Company relies on information collected and provided by independent third-party audit programs, such as the RMI.
Step 5: Report on Supply Chain Due Diligence
This Conflict Minerals Report, which constitutes the Company’s report on its due diligence, is filed with the SEC and is publicly available at https://www.thecloroxcompany.com/wp-content/uploads/2025/05/Clorox_Conflict_Minerals_Disclosure.pdf.
Due Diligence Results
Based on the responses from the suppliers that responded that they had sold products or materials to the Company that contained 3TG, we were able to confirm the following:
•Two suppliers indicated that they had supplied the Company with products or materials that may have contained 3TG sourced from the Covered Countries and that were not 100% derived from recycled or scrap sources (the “Applicable Suppliers”).
•With respect to the remaining suppliers, we were generally able to confirm, with supporting documentation and/or explanation, that such 3TG did not originate from the Covered Countries or were derived entirely from recycled or scrap sources, or we had no reason to believe that such 3TG originated from the Covered Countries and were not derived entirely from recycled or scrap sources.
The Applicable Suppliers provide 3TG that was used in laundry additives and personal care products and sold to the Company. The Company’s survey indicated that the Applicable Suppliers were able to identify 100% of the smelters that provided the 3TG used in the Company’s products. Based on the information provided by the Applicable Suppliers, the Company believes the facilities used to process the necessary 3TG that may be in the materials or products supplied by the Applicable Suppliers include at least 18 different smelters. These identified smelters and refiners and their respective country locations are set forth in Attachment A to this Report. Based on a review of the RMI database, all 18 are RMAP conformant.
The Company was unable to determine the specific countries of origin of the 3TG in the products supplied by the Applicable Suppliers.
Risk Mitigation/Future Due Diligence Measures
The Company intends to continue to comply with Rule 13p-1 on an annual basis and expand or narrow the scope of future due diligence measures in light of any changes to the interpretations of Rule 13p-1 or changes in products or raw materials with a risk of containing 3TG that are necessary to their functionality or production. It will review the adequacy of its due diligence measures to assess the source and chain of custody and work with its suppliers to increase the transparency of their supply chain. In this regard, the Company expects to continue to engage with its suppliers to obtain current, accurate and complete information about their supply chain and to evaluate the Company’s due diligence measures to identify more efficient and effective means to obtain current, accurate and complete information about its supply chain.
Cautionary Statement on Forward-Looking Statements
This Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are only predictions and are subject to risks, uncertainties and other factors, including, among other matters, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts and the accuracy of the information provided by the Company’s suppliers, the Company’s ability to identify and mitigate risks in its supply chain, whether smelters and refiners and other market participants responsibly source conflict minerals, and political and regulatory developments, whether in the Covered Countries, the United States or elsewhere. The Company’s forward-looking statements in this Report are based on management’s current views, beliefs, assumptions and expectations regarding future events and speak only as of the date of this Report. The Company undertakes no obligation to publicly update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the federal securities laws.

Attachment A

Metal	Smelter or Refiner Name	Smelter / Refiner Location	RMAP Status(1)
Tin	Aurubis Beerse	Belgium	Conformant
Tin	Dowa	Japan	Conformant
Tin	EM Vinto	Bolivia	Conformant
Tin	Fenix Metals	Poland	Conformant
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China	Conformant
Tin	Luna Smelter, Ltd.	Rwanda	Conformant
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	Conformant
Tin	Mineracao Taboca S.A.	Brazil	Conformant
Tin	Minsur	Peru	Conformant
Tin	Mitsubishi Materials Corporation	Japan	Conformant
Tin	Operaciones Metalurgicas S.A.	Bolivia	Conformant
Tin	PT ATD Makmur Mandiri Jaya	Indonesia	Conformant
Tin	PT Menara Cipta Mulia	Indonesia	Conformant
Tin	PT Timah Tbk Kundur	Indonesia	Conformant
Tin	PT Timah Tbk Mentok	Indonesia	Conformant
Tin	Thaisarco	Thailand	Conformant
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	China	Conformant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	Conformant

(1) Smelters or refiners identified as “Conformant” appear on the RMI conformant smelter list, and have successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment, or are currently undergoing reassessment. RMAP assessments are backward-looking and are not a material validation assessment. Conformant status is as of May 28, 2025.